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
--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES:  DECEMBER 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
Credit Suisse First Boston, on behalf of the                                                        Director          X  10% Owner
the Credit Suisse First Boston business unit    Wilson Greatbatch Technologies, Inc. (GB)      ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            -----------------  ------------------
             11 Madison Avenue                                             November 2001
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
  New York,        NY               10010                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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COMMON STOCK, PAR VALUE $.001                                                                                          (1) (13) (16)
PER SHARE ("COMMON STOCK")          11/12/01    J(22)           601,703    D                   2,091,360         I         (18) (19)
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                                                                                                                       (2) (13) (16)
COMMON STOCK                        11/12/01    J(22)            23,963    D                      83,287         I         (18) (19)
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                                                                                                                       (3) (13) (16)
COMMON STOCK                        11/12/01    J(22)            29,588    D                     102,841         I         (18) (19)
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                                                                                                                       (4) (14) (16)
COMMON STOCK                        11/12/01    J(22)            35,178    D                     122,271         I         (18) (19)
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                                                                                                                       (5) (14) (16)
COMMON STOCK                        11/12/01    J(22)            13,064    D                      45,406         I         (18) (19)
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                                                                                                                       (6) (16) (18)
COMMON STOCK                                                                                     478,140         I              (19)
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                                                                                                                       (7) (13) (16)
COMMON STOCK                        11/12/01    J(22)             9,729    D                      33,815         I         (18) (19)
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                                                                                                                       (8) (13) (16)
COMMON STOCK                        11/12/01    J(22)             1,897    D                       6,595         I         (18) (19)
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                                                                                                                            (9) (15)
COMMON STOCK                        11/12/01    J(22)             2,702    D                       9,391         I         (18) (19)
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                                                                                                                      (10) (17) (18)
COMMON STOCK                                                                                      71,253         I              (19)
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                                                                                                                      (11) (16) (18)
COMMON STOCK                        11/12/01    J(22)            36,298    D                     126,163         I         (19) (21)
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                                                                                                                      (12) (15) (18)
COMMON STOCK                                                                                   1,053,557         I              (19)
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                                                                                                                      (16) (18) (19)
COMMON STOCK                                                                                      23,150         I              (20)
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COMMON STOCK                        11/12/01    J(23)            25,472    A                      25,472         I         (19) (24)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(23)             9,552    A                       9,552         I         (19) (25)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(26)             7,642    A                       7,642         I         (19) (27)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(23)             7,960    A                       7,960         I         (19) (28)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(29)             6,631    A                       6,631         I         (19) (30)
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COMMON STOCK                        11/12/01    J(31)                62    A                          62         I         (19) (32)
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COMMON STOCK                        11/12/01    J(33)             4,125    A                       4,125         I         (19) (34)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(35)               793    A                         793         I         (19) (36)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(37)               990    A                         990         I         (19) (38)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(39)               470    A                         470         I         (19) (40)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(41)             1,115    A                       1,115         I         (19) (42)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(43)                 3    A                           3         I         (19) (44)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(45)             2,877    A                       2,877         I         (19) (46)
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK                        11/12/01    J(47)             2,877    A                       2,877         I         (19) (48)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).


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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses: See Attachment A for footnotes.

                                                                                   Credit Suisse First Boston, on behalf of the
                                                                                   Credit Suisse First Boston business unit

                                                                                     /s/ IVY DODES                       12/10/01
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        By: Ivy Dodes                        Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).               Director

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                            Page 2
                                                                                                                    SEC 1474 (3-99)
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

                                  ATTACHMENT A
                            EXPLANATION TO RESPONSES


(1)   These securities are held directly by DLJ Merchant Banking Partners II,
      L.P. ("Partners II"), which is a partnership.

(2)   These securities are held directly by DLJ Merchant Banking Partners II-A,
      L.P. ("Partners II-A"), which is a partnership.

(3)   These securities are held directly by DLJ Offshore Partners II, C.V.
      ("Offshore Partners II"), which is a partnership.

(4)   These securities are held directly by DLJ Diversified Partners, L.P.
      ("Diversified"), which is a partnership.

(5)   These securities are held directly by DLJ Diversified Partners-A, L.P.
      ("Diversified-A"), which is a partnership.

(6)   These securities are held directly by DLJMB Funding II, Inc. ("Funding
      II"), which is a Delaware corporation.

(7)   These securities are held directly by DLJ Millennium Partners, L.P.
      ("Millennium"), which is a partnership.

(8)   These securities are held directly by DLJ Millennium Partners-A, L.P.
      ("Millennium-A"), which is a partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10)  These securities are held directly by UK Investment Plan 1997 Partners
      ("UK Partners"), which is a partnership.

(11)  These securities are held directly by DLJ Investment Partners, L.P.
      ("DLJIP"), which is a partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II INC") is the General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and Advisory
      General Partner of Offshore Partners II. In addition, DLJ Merchant Banking
      II, LLC ("MB II LLC") is Associate General Partner of each of Partners II,
      Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB
      II INC is also the Managing Member of MB II LLC.



(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) DLJ LBO Plans Management Corporation is the Managing General Partner of EAB and ESC.

(16) Credit Suisse First Boston Private Equity, Inc. ("CSFBPE") is the sole stockholder of each of MB II INC, Diversified Partners, Funding II, DLJ Investment Partners, Inc. and DLJ Investment Funding, Inc.

(17) These securities are held indirectly by UK Investment Plan 1997 Partners, Inc. as General Partner of UK Partners.

(18) Credit Suisse First Boston (USA) Inc. ("CSFB - USA"), a Delaware Corporation formerly named Donaldson, Lufkin & Jenrette, Inc. is the sole stockholder of each of CSFBPE, DLJ LBO Plans Management Corporation and UK Investment Plan 1997 Partners, Inc.

(19) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss Bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide. Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB - USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG"). The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

      CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct or indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

      The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(20) These securities are held directly by DLJ Investment Funding, Inc., which is a Delaware corporation.

(21)  DLJ Investment Partners, Inc. is the general partner of DLJIP.

(22) Distribution of shares of Common Stock to partners of the limited partnership on a pro rata basis.

(23) Pro rata distribution from Partners II, of which the direct holder of such Common Stock is a partner.

(24) These securities are held directly by WSW 1996 Buyout Fund L.P., which is a partnership, and itself a partner of Partners II.

(25) These securities are held directly by WSW 1996 Buyout Fund II L.P., which is a partnership, and itself a partner of Partners II.

(26) Pro rata distribution of 4,776 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner, and pro rata distribution of 2,866 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner.

(27) These securities are held directly by WSW 1996 Exchange Fund L.P., which is a partnership, and itself a partner of Partners II and Diversified.

(28) These securities are held directly by WSW 1995 Exchange Fund L.P., which is a partnership, and itself a partner of Partners II.

(29) Pro rata distribution of 5,957 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 238 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 97 shares of Common Stock from Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 19 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 27 shares of Common Stock from EAB, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 293 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(30)  These securities are held directly by MB II LLC.

(31) Pro rata distribution of 60 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 2 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner.

(32)  These securities are held directly by DLJ MB II Inc.

(33) Pro rata distribution of 1,834 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 784 shares of Common Stock from Millennium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 870 shares of Common Stock from Millennium-A, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 637 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(34)  These securities are held directly by MB II Inc.

(35) Pro rata distribution of 325 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 468 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(36) These securities are held directly by DLJ Strategic Partners, L.P., which is a partnership, and itself a partner of Diversified and Diversified-A.

(37) Pro rata distribution of 468 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 522 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(38)  These securities are held directly by Diversified Partners.

(39) Pro rata distribution of 341 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 129 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(40) These securities are held directly by Diversified Associates, which is a limited partnership, and itself a partner of Diversified and Diversified-A.

(41) Pro rata distribution from EAB, of which the direct holder of such Common Stock is a partner.

(42)  These securities are held directly by DLJ LBO Plans Management Corp.

(43) Pro rata distribution from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(44) These securities are held directly by DLJ Offshore Management N.V., which is a partner of Offshore Partners II.

(45) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(46) These securities are held directly by DLJ Investment Associates, L.P., which is a partnership, and itself a partner of DLJIP.

(47) Pro rata distribution from DLJIP, of which the direct holder of such Common Stock is a partner.

(48)  These securities are held directly by DLJ Investment Partners, Inc.